Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 2, 2007

VIA EDGAR, E-MAIL AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

  Re:
  BladeLogic, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed on June 19, 2007
  File No. 333-141915

Dear Mr. Shuman:

        This letter is submitted on behalf of BladeLogic, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on April 5, 2007 (the "Registration Statement"), as amended by Amendment No. 2 filed on June 19, 2007 ("Amendment No. 2"), as set forth in your letter dated June 29, 2007 addressed to Dev Ittycheria, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-based Compensation, page 35

1.
Provide us with the relative impact of the factors that contributed to the increase in your assumed future value in an initial public offering (IPO) to $313 million as of February 27, 2007. Provide us with details regarding the extent of your improved business outlook and explain, in detail, the factors that led you to revise that outlook. In addition, provide us with an analysis that shows the extent of the improvement in the IPO market conditions that contributed to this increase.

  RESPONSE: As a result of the Staff's comment and the Company's review of the relative impact of the factors that contributed to the increase in our assumed future value in an initial public offering (IPO), we have clarified the disclosure to emphasize to investors the two primary drivers of this increase, which were:

    •
    advice from the Company's prospective underwriters on January 30 and 31, 2007 that, as a result of the passage of time and the resulting change in the Company's expected IPO timing, the Company should base its assumed future value in an IPO on the Company's expected performance for 2008, rather than for 2007; and

    •
    the selection by the Company of managing underwriters for its IPO, the formal commencement of the drafting of the registration statement and other factors that resulted in an increase in the probability of an IPO from 40% to 60%.

  In order to emphasize these factors, we have deemed other previously disclosed factors to be immaterial to this discussion and have removed disclosure of the factors specifically mentioned in the Staff's comment (i.e., the Company's improved business outlook and the improvement in IPO market conditions).

2.
Provide us with an analysis that quantifies the relative impact of the factors that you indicate explain the difference between the fair value of your common stock on April 5, 2007 and your proposed offering range. This analysis should be accompanied by a narrative that describes the relationship between your continued performance in accordance with your business plan and the difference in value. Also, compare and contrast the IPO market as of February 27 and April 5 and describe the extent to which you believe that market has changed since. Finally, tell us the extent to which you believe the marketability assumptions account for the difference from the proposed offering price.

  RESPONSE: The Company respectfully advises the Staff that, based on the methodology used by Orchard Partners, Inc., substantially all of the difference between the fair value of the Company's common stock on April 5, 2007 and the proposed offering range is the result of the Company moving closer to the realization of its IPO. Therefore, at the time of the IPO, the discount for lack of marketability approaches 0% from the 10% used in the valuation report for the February 27th grants and the probability of an IPO approaches 100% from the 60% used in the valuation report for the February 27th grants. Based on this decrease in the discount for lack of marketability and the increase in probability of an IPO, and assuming all other assumptions remaining the same, the per share price of the Company's common stock, calculated using the methodology employed by Orchard Partners, Inc., is $12.18. The additional difference between that price and the $13.00 midpoint of the proposed offering range is supported by the fact that during the four month period since the last valuation report (i) the Company continued performing in line with its business plan and growth strategy, (ii) the stock market in general improved significantly (e.g. the Nasdaq Composite Index increased approximately 8%, the Dow Jones Technology Index increased almost 11% and the Dow Jones Software Index increased almost 9%), (iii) the stock performance of the Company's peer group in particular improved significantly (e.g. an equal-weighted composite of a broad set of the Company's enterprise software peers increased by 10% and the stock of the Company's primary comparable, Opsware, Inc., increased by almost 31%), and (iv) there were a number of successful IPOs by technology companies. The Company has revised its disclosure on page 40 of Amendment No. 3 to clarify the relative importance of each of these factors.

3.
Consider expanding your disclosure further to allow readers to better understand the impact of the factors addressed by the above comments.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 3 to allow readers to better understand the impact of the factors addressed by comments 1 and 2 above.

Principal and Selling Stockholders, page 89

4.
You have added a secondary component to your offering. Please disclose all information with respect to the selling stockholders that is required by Item 507 of Regulation S-K, including the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. Consistent with the approach in the remainder of the beneficial ownership table, you should also identify the person or persons having voting and/or investment control over the company's securities owned by each selling stockholder that is not a natural person, and indicate the amount of shares with respect to which each selling stockholder has the right to acquire beneficial ownership. Finally, please disclose how each selling stockholder acquired its holdings.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 3 in response to the Staff's comment.

5.
Please tell us whether any selling stockholder that is not a natural person is a broker-dealer or an affiliate of a broker-dealer.

RESPONSE: The Company respectfully advises the Staff that, other than as set forth below, none of the selling stockholders who are not a natural person is a broker-dealer or an affiliate of a broker-dealer.

  R. David Tabors, a member of the Company's board of directors, is a managing member of Battery Partners VII, LLC, which in turn is the managing member of Battery Investment Partners VII, LLC. R. David Tabors is also a member of Battery Investment Partners VI, LLC, and is the managing member of Battery Partners VI, LLC, which is the sole general partner of Battery Ventures VI, L.P. Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC are selling stockholders in this offering.

  Battery Ventures VII, L.P. and Battery Investment Partners VII, LLC (but not the selling stockholders in this offering) have a minority investment in TradeKing, Inc., a registered broker dealer. Total ownership by these entities in TradeKing is currently 16.27% and Battery Ventures VII, L.P. has two of nine board seats.

  In response to the Staff's comment, the Company has revised the disclosure on Page 90 to reflect that investment funds affiliated with the selling stockholders are affiliated with a broker-dealer, and the selling stockholders acquired our securities for investment purposes and at the time of their acquisition of such securities, did not have any agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of the shares being offered for each of their accounts.

* * *

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163.

                      Sincerely,

                      /s/ Michael S. Turner

                      Michael S. Turner

Enclosures

cc:
Dev Ittycheria, BladeLogic, Inc.
John J. Gavin, Jr., BladeLogic, Inc.
Michael J. Cayer, BladeLogic, Inc.
Jeffrey C. Hadden, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP